                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                               (AMENDMENT NO. 5)

                             ----------------------

                              ANGELES PARTNERS XII
                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                (CUSIP Number)

                             ----------------------

                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                             ----------------------

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                (212) 878-8000

                             ----------------------

                               DECEMBER 22, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

                              (Page 1 of 4 Pages)
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
---------------------------------                                                    -------------------------------
CUSIP No.   NONE                                        13D/A                                 Page 2 of 4
---------------------------------                                                    -------------------------------
====================================================================================================================
    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                        ANDREW L. FARKAS
====================================================================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)|_|
                                                                                                             (b)|_|
====================================================================================================================
    3.       SEC USE ONLY

====================================================================================================================
    4.       SOURCE OF FUNDS
                                        NOT APPLICABLE
====================================================================================================================
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                |_|
====================================================================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        UNITED STATES
====================================================================================================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                            0
      BENEFICIALLY        ==========================================================================================
        OWNED BY            8.    SHARED VOTING POWER
          EACH
       REPORTING                           14,408
      PERSON WITH         ==========================================================================================
                            9.    SOLE DISPOSITIVE POWER

                                           0
                          ==========================================================================================
                           10.    SHARED DISPOSITIVE POWER

                                           14,408
====================================================================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0
====================================================================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                |X|
====================================================================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0%
====================================================================================================================
    14.      TYPE OF REPORTING PERSON

                                        IN
====================================================================================================================

                        AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5, which relates to the units of limited partnership interest ("Units") in Angeles Partners XII, a California limited partnership (the "Partnership"), amends and supplements the Statement on
Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Andrew L. Farkas ("Mr. Farkas"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

         The following Item of the Statement is hereby supplemented and/or amended:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As set forth in the Statement, Mr. Farkas continues to disclaim beneficial ownership of all Units stated in (c) below and as otherwise disclosed in the Statement.

         (c) The Offer expired pursuant to its terms on Monday, December 14, 1998. On December 22, 1998, Cooper River Properties, L.L.C. (the "Purchaser") acquired a total of 4,607 Units, representing approximately 10.3% of the outstanding Units, at a purchase price of $600.00 per Unit. By reason of his relationship to the Purchaser, Mr. Farkas may be deemed to beneficially own those Units.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 1999


                                       ANDREW L. FARKAS


                                       /s/ Andrew L. Farkas
                                       --------------------------------------
                                       By: Jeffrey P. Cohen, Attorney-in-Fact

                                       4